

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

April 19, 2010

<u>Via Fax & U.S. Mail</u>

Mr. James Budge
Chief Financial Officer
Rovi Corporation
2830 De La Cruz Boulevard
Santa Clara, California 95050

> **Re: Rovi Corporation**
> **Form 10-K for the year ended December 31, 2009**
> **File No. 000-53413**

Dear Mr. Budge:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis

General
1. We note from your description of your business that you derive revenue from several different sources, included the sale and licensing of interactive program guides, media recognition technologies, licensing of databases of descriptive information about television, movie, music, books, and game content; and content protection technologies and services. It appears from your MD&A and financial statement footnote presentation that you have determined that you both operate and report in one single segment. Please confirm our understanding is correct, and if correct, support your conclusion in your response using the guidance set forth in FASB ASC 280-10-50. Alternatively, if you have aggregated your operating segments for reporting purposes please advise and address aggregation criteria set forth in paragraph 50-11 thereunder.

2. As a related matter, we note your reference to the value of your "reporting unit" in Footnote 5 to the Financial Statements. For purposes of assessing goodwill for impairment, please tell us whether you consider your company to constitute a single reporting unit as well.

3. In general, your description of year over year changes in Results of Operations cites the Gemstar event as a major source of change, yet you do not quantify the related effects of such event. Further, you have not adequately quantified or explained changes in non-Gemstar business for any period. In future filings, please revise your year over year discussion of results of operations to quantify and explain the source of each material change in operating results. Please consider:
    *   using tables to present dollar and percentage changes in amounts, rather than including such information in narrative form;
    *   using additional tables to list, and quantify all of the material individual factors to which changes in amounts are attributable and;
    *   providing a robust trend analysis to complement such disclosure.
    Please refer to FR-72 (Release No. 33-8350) for guidance.

Note 1 – Description of Business and Summary of Significant Accounting Policies

Joint Ventures and Other Investments, page F-12
4. Please tell us why you have recorded the results of the Guideworks LLC joint venture as research and development expense, and not under the equity method. Please quantify for us the dollar impact of this joint venture in each of the periods for which an income statement has been presented. In addition, tell us the business reasons that you have engaged in discussions to end this joint venture.

5. We note your reference to IPG JV, your joint venture in Japan. Please identify any other joint ventures of significance in which you are engaged and tell us where these entities are classified and presented on your balance sheet and in your income statement.

Revenue Recognition, page F-12

6. Refer to your discussion of featured advertising on page 3. Please expand your accounting policies disclosure in future filings to also address advertising revenue or explain why no additional disclosure is considered necessary.

Note 5 – Goodwill and Other Intangibles, page F-22

7. We note that goodwill comprises nearly 40% of total assets, and as such future impairments may have a significant effect on operating results. Please provide us with a summary of the latest impairment analysis you performed, including a discussion of the assumptions underlying your estimates of future cash flows. Additionally, the following should be also provided and included in future disclosure here and within MD&A:

    - Percentage by which fair value exceeded carrying value as of the date of the most recent test;
    - More detailed description of the methods and key assumptions used and how the key assumptions were determined;
    - Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
    - Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions (e.g. market-derived rate of return);

8. In your response to us, please support your assessment of useful lives for your finite-lived intangible assets listed on page F-23. Include relevant contractual terms, historical experience, or other relevant facts or circumstances used as a basis for such estimates.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief